Exhibit 99.44

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED THIRD QUARTER

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

August 31, 2007 and 2006

INTER-CITIC MINERALS INC.

Suite 501, 60 Columbia Way

Markham, Ontario

CANADA L3R 0C9

October 12, 2007

To the shareholders of Inter-Citic Minerals Inc.:

The accompanying unaudited interim financial statements of Inter-Citic Minerals Inc. (the “Company”) have been prepared by and are the responsibility of the management of the Company.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Sincerely,

“James J. Moore”	“Lou Pasubio”

James J. Moore	Lou Pasubio, C.A.
President & CEO	Vice-President, Finance & CFO

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

(All figures in Canadian dollars)

	August 31, 2007	November 30, 2006
ASSETS
Current
Cash and cash equivalents	$7,126,597	$2,258,967
Amounts receivable	294,972	184,929
Prepaid expenses and other	62,439	56,724

	7,484,008	2,500,620

Restricted cash (Note 3)	989,080	2,055,977
Investment in associated company (Note 4)	1	1
Resource properties (Note 5, 11)	16,397,727	12,302,216
Property, plant and equipment (Note 6)	1,698,446	1,257,251

	$26,569,262	$18,116,065

LIABILITIES
Current
Accounts payable and accrued liabilities	586,911	$1,026,000

	586,911	1,026,000

Future income taxes (Note 10)	2,629,000	1,904,000

	3,215,911	2,930,000

SHAREHOLDERS’ EQUITY
Share capital (Note 9 (b))	49,170,158	40,118,632
Share-purchase warrants (Note 9 (c))	2,145,228	1,928,784
Contributed surplus (Note 9 (e))	4,468,169	3,657,769
Deficit	(32,430,204)	(30,519,120)

	23,353,351	15,186,065

	$26,569,262	$18,116,065

COMMITMENTS (Note 5, 9)

Approved by the Board of Directors:

“Mark R. Frederick”	“James J. Moore”

Mark R. Frederick	James J. Moore
Director	Director

The accompanying Notes to Financial Statements are an integral part of these financial statements.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

(All figures in Canadian dollars)

	For the three months ended August 31, 2007	For the three months ended August 31, 2006	For the nine months ended August 31, 2007	For the nine months ended August 31, 2006
Expenses
Stock-based compensation (Note 9 (d))	25,500	—	756,450	197,650
Executive compensation	103,675	194,722	538,392	547,686
Office and rent	117,511	151,442	362,464	368,245
Travel and accommodation	80,398	77,433	299,881	307,129
Corporate relations	65,007	120,449	242,166	514,305
Depreciation and amortization	8,322	7,471	129,797	88,511
Professional fees	30,657	89,025	107,841	146,072
Salaries and benefits	35,987	29,434	93,192	104,414
Consulting	21,112	35,718	55,506	75,118
Foreign exchange	(61,510)	39,665	(20,859)	(83,893)

	426,659	745,359	2,564,830	2,265,237

Other expenses (income)
Other loss (income), net (Note 11 (c))	34,785	52	(530,385)	(523)
Interest	(84,990)	(48,405)	(141,115)	(60,350)
Unrealized loss on marketable securities	—	—	17,754	—

	(50,205)	(48,353)	(653,746)	(60,873)

Loss and comprehensive loss for the period	376,454	697,006	1,911,084	2,204,364

Deficit, beginning of period	32,053,750	29,146,710	30,519,120	27,639,352

Deficit, end of period	$32,430,204	$29,843,716	$32,430,204	$29,843,716

Net loss per share—basic and diluted	$0.01	$0.02	$0.03	$0.04

Weighted average common shares outstanding	67,257,666	43,679,816	63,454,863	51,835,586

The accompanying Notes to Financial Statements are an integral part of these financial statements.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All figures in Canadian dollars)

	For the three months ended August 31, 2007	For the three months ended August 31, 2006	For the nine months ended August 31, 2007	For the nine months ended August 31, 2006
Operating activities
Loss and comprehensive loss for the period	$(376,454)	$(697,006)	$(1,911,084)	$(2,204,364)
Adjustments for:
Depreciation and amortization	8,322	7,471	129,797	88,511
Stock-based compensation (Note 9 (d))	25,500	—	756,450	197,650
Unrealized loss on marketable securities	—	—	17,754	—
Net gain on disposition (Note 11 (c))	—	—	(582,247)	—

	(342,632)	(689,535)	(1,589,330)	(1,918,203)
Changes in non-cash working capital balances	(127,470)	(109,118)	(572,601)	(294,250)

	(470,102)	(798,653)	(2,161,931)	(2,212,453)

Financing activities
Issuance of shares and warrants (Note 9)	235,397	—	9,321,920	10,622,555

	235,397	—	9,321,920	10,622,555

Investing activities
Restricted cash (Note 3)	537,095	11,842	1,066,897	(1,055,871)
Resource properties (Note 5, 11)	(2,335,474)	(2,364,346)	(3,285,106)	(3,175,310)
Proceeds of disposition (Note 12 (c))	—	—	582,250	—
Property, plant and equipment	(380,897)	(240,149)	(656,400)	(410,687)

	(2,179,276)	(2,592,653)	(2,292,359)	(4,641,868)

Increase (decrease) in cash for the period	(2,413,981)	(3,391,306)	4,867,630	3,768,234

Cash and cash equivalents, beginning of period	9,540,578	7,577,271	2,258,967	417,731

Cash and cash equivalents, end of period	$7,126,597	$4,185,965	$7,126,597	$4,185,965

Supplemental Information:
Income taxes paid during the period	$—	$—	$—	$—
Interest paid during the period	$—	$—	$—	$—

The accompanying Notes to Financial Statements are an integral part of these financial statements.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED AUGUST 31, 2007

1. Nature of Operations and Basis of Presentation

Inter-Citic Minerals Inc. (the “Company”), is a development stage company engaged in the acquisition, exploration and development of exploration-stage mineral properties. The Company has entered into joint venture agreements to acquire two exploration properties, the Dachang Gold Project in the Province of Qinghai, and the Zalantun Gold Project in the Inner Mongolia Autonomous Region, in the People’s Republic of China (“China” or the “PRC”). To date the Company has not found any proven reserves or engaged in any production on any of its properties, and there is no guarantee that this will occur in the future.

These financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern, which assumes continuity of operations and realization of assets and settlement of liabilities in the normal course of business. However, the Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, dependence on key individuals, successful development and the ability to secure adequate financing to meet the minimum capital required to successfully develop economically recoverable reserves, complete the project and continue as a going concern.

There is no assurance that these initiatives will be successful and as a result there may be substantial doubt regarding the going concern assumption. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

(a) Inter-Citic Holdings Ltd. (100% owned), a company incorporated in the Cayman Islands

(b) Techmat Inc. (100% owned), a company incorporated in the Republic of Mauritius

(c) TechMat (USA) Corporation (100% owned), a company incorporated in Nevada, USA

(d) Bay Roberts Resources Ltd. (98% owned), a company incorporated in British Columbia, Canada

All material inter-company transactions and balances have been eliminated.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities as at the date of the consolidated financial statements. Actual results could differ from those estimates.

Foreign Currency Translation

All of the Company’s balances and transactions are translated into the Company’s measurement currency, the Canadian dollar, as follows. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates; non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year, except for depreciation and amortization related to assets, which are translated at historical exchange rates. Translation gains and losses are reflected in the consolidated statements of operations and deficit.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash, term deposits and other interest bearing instruments with original maturity dates of less than 90 days.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED AUGUST 31, 2007

Financial Instruments, Hedges and Comprehensive Income

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, restricted cash, investments, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments and the fair value of these financial instruments, unless otherwise noted, approximates their carrying values due to their short term nature. The Company has adopted CICA 3855, Financial Instruments – Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, effective December 1, 2006. These changes were adopted on a prospective basis with no restatement of prior years’ financial statements. Adoption of these new accounting policies did not have any significant impact on the consolidated financial statements of the Company.

Resource Properties

The Company considers its exploration costs to have the characteristics of property, plant and equipment. Costs associated with acquisition, direct exploration and development of resource properties are capitalized pending commencement of production, at which time they will be amortized. If capitalized expenditures on individual resource properties exceed the estimated net recoverable amount, the properties are written down to the estimated fair value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company is in the process of exploring its property interests. Amounts reflected in the financial statements reflect cost to date and may not represent future value to the Company. No mineral reserves have been determined to exist on these properties. Therefore, the recoverability of the amounts reflected is dependent on future successful exploration and development of the properties.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less depreciation and amortization calculated as follows:

Leasehold improvements	Three years, straight-line
Buildings	5% reducing-balance
Equipment	10%-33% reducing-balance
Exploration equipment	20%-30% reducing-balance

Income Taxes

Future income tax assets and liabilities are established where the accounting net book value of assets and liabilities differs from the corresponding tax basis. The benefit of future income tax assets is only recognized where their realization is judged to be more likely than not. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax liabilities of a change in rates is included in the period that includes the date of substantive enactment.

Stock-based Compensation Plan

The Company has one stock-based compensation plan, which is described in Note 9 (d). The Company accounts for stock-based compensation in accordance with CICA 3870 (Stock-based Compensation and Other Stock-based Payments) and has chosen to recognize stock-based compensation based on the fair value method of accounting. Under this method, the fair value of stock-based compensation is determined based on the Black-Scholes valuation model and is recognized based on vesting of options granted under the stock option plan. Amounts recognized are credited to Contributed Surplus. Consideration paid on exercise of stock options is credited to Share Capital.

Per Share Amounts

Net loss per share has been computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the respective periods.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED AUGUST 31, 2007

3. Restricted Cash

Restricted cash relates to advances held in China and committed to continuing exploration of the Dachang Gold Project (Note 5).

4. Investment in Associated Company

Investment in associated company is carried on an equity basis.

	August 31, 2007	November 30, 2006
Ideal e-Commerce Limited
Equity—50% ownership (a)	$1	$1
Shareholder loan (b)	250,000	250,000
Accumulated equity in net loss	(250,000)	(250,000)

	$1	$1

(a)	Investment in associated company represents the Company’s 50% interest in Ideal e-Commerce Limited, a Hong Kong company formed in a 50/50 joint venture between the Company and Henderson China Holdings Ltd., of Hong Kong, in March, 2000 for the development of a business-to-business online metals trading portal through its 48% ownership in China Metals Net Company Ltd. (“China Metals Net”), of Hong Kong.

52% of the shares of China Metals Net are owned by China National Non-Ferrous Industrial Trading Group Company (“CNIT”), formerly Minmetals International Non-Ferrous Metals Trading Company, of Beijing. CNIT has agreed to utilize the services of China Metals Net on an exclusive basis to conduct all of its non-ferrous metals trading business activities through the business-to-business online metals trading portal.

The Company does not plan to make any further investment in this enterprise for the foreseeable future.

(b)	The Hong Kong dollar denominated shareholder loan (HK$1,224,999; 2005—HK$1,224,999) is unsecured, bears no interest and has no terms of repayment.

5. Resource Properties

The Company is involved in exploration in China through earn-in agreements in the form of joint venture contracts whereby it provides 100% of the funding in order to earn a controlling interest in certain projects. As at August 31, 2007, the Company had entered into two such agreements, as follows:

(a) The Dachang Gold Project

On November 14, 2003, the Company entered into an agreement with the Qinghai Geological Survey Institute regarding the Dachang Gold Project in the Province of Qinghai, China. Under the terms of this joint venture agreement, the Company can earn an 83% interest in the joint venture by contributing the equivalent of approximately $5,162,500 (Renminbi 32,830,000) over three years and making a cash payment of the equivalent of approximately $1,572,327 (Renminbi 10,000,000) upon the issuance of a mining license required to bring the project into production. As at August 31, 2007, the Company has advanced $5,162,500 (Renminbi 32,830,000) of this amount.

The Company also has the option to acquire an additional 7% interest in the joint venture based on the valuation of any potential mining project contained in a pre-feasibility report, for a total interest of 90%. The Qinghai Geological Survey Institute will retain a carried interest in the joint venture. As part of the agreement, the Company also has a right of first refusal on any mineral exploration project for which the Qinghai Geological Survey Institute seeks foreign investment.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED AUGUST 31, 2007

(b) The Zalantun Gold Project

On October 30, 2003, the Company entered into an agreement with the Beijing Institute of Geology for Mineral Resources regarding the Zalantun Gold Project in the Autonomous Region of Inner Mongolia, China. Under the terms of this joint venture agreement, the Company can earn an 85% interest in the joint venture by contributing the equivalent of approximately $2,112,352 (Renminbi 15,002,500) over three years. Minimum contributions are staged as to the equivalent of approximately $563,200 (Renminbi 4,000,000) within 30 days of the organization of the joint venture; the equivalent of approximately $563,200 (Renminbi 4,000,000) within seven to twelve months of the date of the first contribution; the equivalent of approximately $563,200 (Renminbi 4,000,000) within thirteen to eighteen months of the date of the first contribution; and the equivalent of approximately $422,752 (Renminbi 3,002,500) within nineteen to twenty-four months of the date of the first contribution. To date, the Company has not made any capital contributions, pending the organization of the joint venture. The Company also has the ability to acquire an additional 5% interest in the joint venture for the equivalent of approximately $248,512 (Renminbi 1,765,000), for a total interest of 90%. The Beijing Institute of Geology for Mineral Resources will retain a carried interest in the joint venture. As part of this agreement, the Company also has a right of first refusal on any mineral exploration project for which Beijing Institute of Geology for Mineral Resources seeks foreign investment. To date, the Company has not made any financial contributions relating to this joint venture agreement.

6. Property, Plant and Equipment

	August 31, 2007			November 30, 2006
	Cost	Accumulated Depreciation and Amortization	Net Book Value	Cost	Accumulated Depreciation and Amortization	Net Book Value
Prepaid land lease	$—	$—	$—	$1	$—	$1
Buildings	—	—	—	1	—	1
Rare earth processing equipment	—	—	—	1	—	1
Leasehold improvements	37,000	(33,400)	3,600	37,000	(24,151)	12,849
Office equipment	82,364	(52,159)	30,205	74,668	(45,268)	29,400
Exploration equipment	2,363,899	(699,258)	1,664,641	1,715,195	(500,196)	1,214,999

Total	$2,483,263	$(784,817)	$1,698,446	$1,826,866	$(569,615)	$1,257,251

Prepaid land lease, buildings and rare earth processing equipment are held through the Company’s 80% interest in Yangzhong Zhonghai Techmat Co., Ltd., in China. During the second quarter of 2007, the Company’s disposed of its interest in Yangzhong Zhonghai Techmat Co., Ltd. (Note 11 (c)).

7. Related Party Transactions

The Company paid or accrued management compensation to three directors of $324,790 during the period ended August 31, 2007 (2006—$388,686) and $59,310 during the quarter ended August 31, 2007 (2006—$154,722). This compensation is in the normal course of operations and is measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

8. Lease Commitment

The Company has entered into a lease for office space to the year 2009 with minimum lease payments as follows:

2007	$21,589
2008	$86,355
2009	$21,589

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED AUGUST 31, 2007

9. Share Capital, Share-Purchase Warrants, Stock-based Compensation Plan and Contributed Surplus

(a) Authorized

98,500,000 common shares, without par value.

(b) Issued and Outstanding

	August 31, 2007		November 30, 2006
	Shares	Amount	Shares	Amount
Balance—beginning of year	59,637,682	$40,251,655	46,669,174	$30,992,036
Issued by private placement	5,687,800	6,754,908	12,284,975	8,545,898
Exercise of share—purchase warrants	2,087,948	2,296,618	333,333	294,692
Exercise of options	—	—	350,200	419,029

	67,413,430	49,303,181	59,637,682	40,251,655
Investment in own shares	(116,500)	(133,023)	(116,500)	(133,023)

Balance—end of period	67,296,930	$49,170,158	59,521,182	$40,118,632

(i) Private Placement (May, 2007)

In May 2007 the Company completed a private placement financing in two tranches for gross proceeds of $7,962,920, consisting of 5,687,800 units of the Company at a price of $1.40 per unit. Each unit consisted of one common share and one half of one share-purchase warrant. Each whole share-purchase warrant entitles the holder to acquire one common share of the Company at a price of $1.95 for a period of one year from the date of issue, and thereafter at a price of $2.25 until 18 months from the date of issue. The Company evaluated the fair value of share-purchase warrants using the Black-Scholes model using the following valuation assumptions: expected life—18 months, expected volatility—68.59%, risk-free interest rate—2.86%, dividend rate—0%.

The first tranche of this private placement financing, consisting of 4,940,600 units, closed on May 9, 2007. As this portion of the financing was brokered, the Company paid the brokers a commission of $404,762 of which $233,962 was paid in cash and $170,800 was paid through the issuance of 122,000 units of the Company in accordance with the above. In addition, the Company issued 289,116 share-purchase warrants to the brokers, each of which entitles the holder to acquire one common share of the Company at a price of $1.50 for a period of one year from the date of issue. The Company evaluated the fair value of share-purchase warrants using the Black-Scholes model using the following valuation assumptions: expected life—12 months, expected volatility—66.74%, risk-free interest rate—2.83%, dividend rate—0%.

The second tranche of this private placement financing consisting of the remaining 747,200 units was non-brokered and closed on May 17, 2007. The Company did not pay any finder’s fees or commissions in connection with this portion of the financing.

Consideration received, after fees and commissions of $505,365 and the estimated fair value of brokers’ share-purchase warrants of $83,843, has been allocated to common shares and share-purchase warrants in the amounts of $6,754,908 and $618,804, respectively.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED AUGUST 31, 2007

(ii) Private Placement (March, 2006)

On March 22, 2006, the Company completed a brokered private placement financing for gross proceeds of $11,056,478, made up of 12,284,975 special warrants of the Company (the “Special Warrants”) issued at a price of $0.90 per Special Warrant. Each Special Warrant entitled the holder thereof, upon exercise or deemed exercise of the Special Warrants and without payment of any additional consideration, to receive one common share of the Company (the “Special Warrant Shares”) and one-half of one share-purchase warrant (the “Underlying Warrants”). Each whole Underlying Warrant entitled the holder to purchase one additional common share of the Company (the “Underlying Warrant Shares”) at a price of $1.20 until March 22, 2008.

The Company paid a cash commission of $663,389 and issued 737,098 share-purchase warrants to brokers (the “Brokers’ Special Warrants”) in connection with this financing. Each Broker’s Special Warrant entitled the holder thereof, upon exercise or deemed exercise of the Brokers’ Special Warrants and without payment of any additional consideration, to receive one share-purchase warrant of the Company (the “Brokers’ Warrants”). Each Broker’s Warrant entitled the holder to purchase one additional common share of the Company (the “Brokers’ Warrant Shares”) at a price of $1.00 until March 22, 2008.

The Special Warrants were issued under and were governed by an indenture dated March 22, 2006 between the Company and Computershare Trust Company of Canada. The Company agreed to use its best efforts to obtain a decision document in respect of a prospectus (the “Decision Document”), which definitively evidenced that the Special Warrant Shares, Underlying Warrant Shares and Brokers’ Warrant Shares to be issued upon the exercise or deemed exercise of the Special Warrants, the Underlying Warrants or Brokers’ Warrants have been qualified for the purposes of distribution in the provinces of Canada within which the holders of the Special Warrants, the Underlying Warrants or Brokers’ Warrants are resident on or before April 30, 2006. The Company was successful in obtaining the Decision Document on April 28, 2006 and all of the Special Warrants and the Brokers’ Special warrants were deemed to have been exercised at that time.

The Company evaluated the fair value of the Underlying Warrants and the Brokers’ Warrants using the Black-Scholes model with the following valuation assumptions: expected life—24 months, expected volatility—69.10%, risk-free interest rate—3.95%, dividend rate—0%.

Consideration received, after fees and commissions of $881,539 and the estimated fair value of Brokers’ Warrants of $257,984, has been allocated to common shares and the Underlying Warrants in the amounts of $8,545,898 and $1,371,057, respectively.

(c) Share-Purchase Warrants

The following is a summary of the Company’s outstanding share-purchase warrants:

	August 31, 2007				November 30, 2006
	Number	Value	Weighted- average Exercise Price		Number	Value	Weighted- average Exercise Price
Balance - beginning of year	8,556,251	$1,928,784	$1.12		4,856,499	$1,387,890	$0.99
Issued	3,133,016	702,647	(i	)	6,879,585	1,629,041	1.18
Exercised	(2,087,948)	(432,253)	0.89		(333,333)	(94,692)	0.60
Expired	(207,500)	(53,950)	1.45		(2,846,500)	(993,455)	1.10

Balance - end of period	9,393,819	$2,145,228	(ii	)	8,556,251	$1,928,784	$1.12

(i)	These share-purchase warrants were issued in connection with a private placement financing in May, 2007 ( Note 9 (b) (i)). Of these, 2,843,900 entitle the holder to acquire one common share of the Company at a price of $1.95 for a period of one year from the date of issue, and thereafter at a price of $2.25 until 18 months from the date of issue.
(ii)	The weighted-average exercise price of share-purchase warrants, excluding the share-purchase warrants described in (i), above, is $1.20.

The weighted-average remaining contractual life is 0.76 years (2006—1.09 years).

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED AUGUST 31, 2007

(d) Stock-based Compensation Plan

The Company has one stock-based compensation plan as at August 31, 2007, a common share-purchase option plan for directors, officers, employees and consultants of the Company (the “Plan”). Options under the Plan are typically granted in such numbers as to reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company, typically vest immediately and have a two to five-year term. Except in specified circumstances, options are not assignable and terminate following the optionee ceasing to be employed by or associated with the Company.

On August 3, 2006, the Company’s common shares were listed on the Toronto Stock Exchange (prior to August 3, 2006, the Company’s common shares were listed on the TSX Ventures Exchange) and are traded in Canadian dollars. The following is a summary of the Company’s outstanding stock options:

	August 31, 2007		November 30, 2006
	Number	Weighted- average Exercise Price	Number	Weighted- average Exercise Price
Options outstanding—beginning of year	3,310,000	$0.92	3,735,200	$0.87
Options granted	1,160,000	1.30	535,000	0.92
Options exercised	—	—	(350,200)	0.71
Options expired	(165,000)	0.92	(550,000)	0.76
Options terminated	(100,000)	1.40	(60,000)	0.80

Options outstanding—end of period	4,205,000	$1.02	3,310,000	$0.92

Exercisable options	4,205,000	$1.02	3,310,000	$0.92

	Number outstanding August 31, 2007	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding November 30, 2006	` average remaining contractual life	Weighted average exercise price
Price range per option

Less than $ 0.60	100,000	0.58	$0.58	100,000	1.32	$0.58
From $0.61 to $0.80	585,000	1.12	0.73	585,000	1.87	0.73
From $0.81 to $1.00	2,620,000	2.39	0.96	2,500,000	2.72	0.97
From $1.01 to $1.20	125,000	2.26	1.15	125,000	3.01	1.15
From $1.21 to $1.40	50,000	1.85	1.30	—	—	—
From $1.41 to $1.45	725,000	3.28	1.45	—	—	—

Overall	4,205,000	2.55	$1.02	3,310,000	2.54	$0.92

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED AUGUST 31, 2007

Prior to listing its shares on the Toronto Stock Exchange, the Company occasionally issued options with an exercise price that was below the market price of the stock on the grant date, as was permitted by the TSX Ventures Exchange. In addition, the Company may issue options with an exercise price that is higher than the market price of the stock on the grant date. The following is a summary of weighted average exercise prices and weighted average fair values for options whose exercise price equals, exceeds or is less than the market price of the stock on the grant date.

	August 31, 2007			November 30, 2006
	Number Outstanding	Weighted average exercise price	Weighted average fair value	Number Outstanding	Weighted average exercise price	Weighted average fair value
Exercise Price Exceeds Market	485,000	$0.88	$0.36	200,000	$0.88	$0.19
Exercise Price Equals Market	3,010,000	1.09	0.62	2,400,000	0.96	0.58
Exercise Price is Below Market	710,000	0.88	0.36	710,000	0.81	0.63

	4,205,000	$1.02	$0.59	3,310,000	$0.92	$0.57

During the quarter the Company recognized $25,500 (2006—nil) as stock-based compensation expense and included this amount in Contributed Surplus.

The fair value of options issued was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average valuation assumptions for each period:

	August 31, 2007	November 30, 2006
Expected life:	3.8-years	3.9-years
Expected volatility:	70.07%	70.57%
Risk-free interest rate:	4.10%	4.09%
Dividend rate:	0%	0%

Under these assumptions, the fair value of options issued during these periods was $0.65 and $0.44, respectively.

(e) Contributed Surplus

The following is a summary of transactions in the Contributed Surplus account:

	August 31, 2007	November 30, 2006
Balance—beginning of year	$3,657,769	$2,599,577
Stock-based compensation	756,450	236,150
Stock options exercised	—	(171,413)
Share-purchase warrants expired	53,950	993,455

Balance—end of period	$4,468,169	$3,657,769

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED AUGUST 31, 2007

10. Income Taxes

Significant components of the Company’s future income tax assets and liabilities as at August 31, 2007 and November 30, 2006 are as follows:

	August 31, 2007	November 30, 2006
Future income tax assets:
Capital assets	$393,000	$393,000
Non-capital losses carried forward	4,780,000	4,780,000
Share issue costs	1,098,000	1,098,000
Other temporary differences	28,000	28,000

Gross future income tax asset	6,299,000	6,299,000
Valuation allowance	(6,299,000)	(6,299,000)

Net future income tax asset	—	—

Future income tax liability:
Deferred acquisition and exploration costs	2,629,000	1,904,000

Gross future income tax liability	2,629,000	1,904,000

Net future income tax liability	$2,629,000	$1,904,000

The Company recorded full valuation allowances in respect of its Canadian losses and other attributes as at August 31, 2007 because management believes that future income tax assets have not met the “more likely than not” recognition threshold. For certain payments in relation to mineral property interests the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amounts. During the quarter the Company recorded a future income tax liability and corresponding adjustment to resource properties of $535,000 (2006—$322,000).

The Company has available losses of approximately $14,484,000 that may be carried forward to reduce future years’ income for tax purposes, as follows:

2007	$664,000
2008	$925,000
2009	$1,252,000
2010	$3,185,000
2014	$3,037,000
2015	$1,767,000
2026	$3,654,000

11. Segmented Information

The Company’s activities are in one reportable operating segment, being acquisition of exploration stage resource properties and exploration and development of those properties.

(a) Resource Properties and Property, Plant and Equipment by Geographic Region

	August 31, 2007	November 30, 2006
China	$18,062,368	$13,517,218
Canada	33,805	42,249

	$18,096,173	$13,559,467

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED AUGUST 31, 2007

(b) Acquisition and Exploration Costs by Resource Property

	For the nine month period ended August 31, 2007
	Balance as at November 30, 2006	Additions during the period	Expensed during the period	Balance as at August 31, 2007
(i) Dachang Gold Project

Acquisition:

Consulting	$131,732	$—	$—	$131,732
Professional fees	112,204	—	—	112,204
Dues and fees	17,909	—	—	17,909
Administrative and other	15,573	—	—	15,573
Travel and accommodation	5,311	—	—	5,311

	282,729	—	—	282,729

Exploration and other:
Drilling	4,201,254	1,253,926	—	5,455,180
Consulting	1,385,968	723,312	—	2,109,280
Camp	959,353	354,786	—	1,314,139
Trenching	799,845	245,630	—	1,045,475
Assays and metallurgy	691,556	232,211	—	923,767
Travel and accommodation	549,656	255,571	(120,946)	684,281
Administrative and other	255,880	306,719	(68,218)	494,381
Geochemical	312,567	14,719	—	327,286
Depreciation	270,221	85,405	—	355,626
Geophysical	253,986	—	—	253,986
Mapping	176,983	43,836	—	220,819
Professional fees	166,393	43,560	—	209,953

	10,023,662	3,559,675	(189,164)	13,394,173

Future tax liability	1,904,000	725,000	—	2,629,000

	12,210,391	4,284,675	(189,164)	16,305,902

(ii) Zalantun Gold Project

Acquisition:

Professional fees	13,860	—	—	13,860

	13,860	—	—	13,860

Exploration and other:

Consulting	51,800	—	—	51,800
Travel and accommodation	15,003	—	—	15,003
Mapping	10,921	—	—	10,921
Administrative and other	241	—	—	241

	77,965	—	—	77,965

	91,825	—	—	91,825

All resource properties	$12,302,216	$4,284,675	$(189,164)	$16,397,727

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED AUGUST 31, 2007

	For the nine month period ended August 31, 2006
	Balance as at November 30, 2005	Additions during the period	Expensed during the period	Balance as at August 31, 2006
(iii) Dachang Gold Project

Acquisition:

Consulting	$131,732	$—	$—	$131,732
Professional fees	112,204	—	—	112,204
Dues and fees	17,909	—	—	17,909
Administrative and other	15,573	—	—	15,573
Travel and accommodation	5,311	—	—	5,311

	282,729	—	—	282,729

Exploration and other:
Drilling	1,840,423	1,747,709	—	3,588,132
Consulting	755,684	430,147	—	1,185,831
Camp	485,295	249,585	—	734,880
Travel and accommodation	416,328	166,713	(65,173)	517,868
Trenching	389,360	348,968	—	738,328
Assays and metallurgy	265,807	167,132	—	432,939
Geochemical	268,320	37,137	—	305,457
Geophysical	253,986	—	—	253,986
Mapping	137,543	26,240	—	163,783
Depreciation	134,276	76,112	—	210,388
Professional fees	92,369	47,450	—	139,819
Administrative and other	40,271	27,637	(8,235)	59,673

	5,079,662	3,324,830	(73,408)	8,331,084

Future tax liability	1,042,000	502,000	—	1,544,000

	6,404,391	3,826,830	(73,408)	10,157,813

(iv) Zalantun Gold Project

Acquisition:

Professional fees	13,860	—	—	13,860

	13,860	—	—	13,860

Exploration and other:
Consulting	51,800	—	—	51,800
Travel and accommodation	15,003	—	—	15,003
Mapping	10,921	—	—	10,921
Administrative and other	241	—	—	241

	77,965	—	—	77,965

	91,825	—	—	91,825

All resource properties	$6,496,216	$3,826,830	$(73,408)	$10,249,638

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED AUGUST 31, 2007

(c) Other Loss (Income), Net

During the second quarter of 2007 the Company disposed of its 80% interest in Yangzhong Zhonghai Techmat Co., Ltd., in China, for gross proceeds of the equivalent of approximately $582,250 (Renminbi 4,000,000), resulting in a net gain of $582,247. Prior to this disposal the Company incurred expenses associated with security and maintenance of land, buildings and rare earth processing equipment in China that were held by the subsidiary. The Company also incurred legal and other expenses related to the disposition itself. During the period ended August 31, 2007, the net amount of these costs were $51,862 (2006—net income of $523), including legal fees associated with the disposition of $21,216, and are net of recovery of bad debts, sale of inventory previously written off, liquidation of property, plant and equipment, exchange gains and losses for the period and other related income or expenses as applicable.

12. Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation of the current period.